FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 24, 2006 regarding Commencement of Tender Offer

2.	Public Notice of Commencement of Tender Offer dated October 25, 2006

3.	Explanatory Document for the Tender Offer dated October 25, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: November 2, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Commencement of Tender Offer

TOKYO, Japan, October 24, 2006 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced that it would commence a tender offer for shares of Clarion Co., Ltd. (TSE:6796; Clarion) as it had announced on October 11, 2006.

1. Purpose of Tender Offer

In December 2000, Hitachi and Clarion established a joint venture company, HCX Corporation (HCX), to develop Car Information Systems (CIS). Subsequently, in December 2004, Hitachi purchased Clarion shares to become Clarion’s largest shareholder. Then in April 2005, the two companies entered into an agreement to comprehensively strengthen cooperation in the CIS field. Based on this agreement, Hitachi and Clarion have been cooperating in technological development and materials procurement for navigation systems and other products and systems.

Hitachi is channeling resources into its automotive systems business, which includes CIS, to strengthen it as one of the core businesses of the Hitachi Group. Amid the ongoing technological race in the auto industry to develop next-generation vehicles that fuse the four essential automobile functions — driving, steering, braking and communicating — growth of CIS centered on navigation systems is seen by Hitachi as a vital element for development of the automotive systems business. Hitachi believes that it is necessary to strengthen the businesses relating to CIS, which will be a key component of the “communications” function of next-generation automobiles.

Hitachi has decided to conduct a tender offer for Clarion shares (the “Tender Offer”) to make it a member of the Hitachi Group with the view to further developing the CIS business by reinforcing ties with Clarion. This will be achieved by making even greater use of Clarion’s planning and development capabilities for in-vehicle entertainment systems such as audio-visual and navigation systems and devices, as well as its marketing capabilities that have been applied in the aftermarket and with automakers around the world, including Japan.

After the Tender Offer, subject to Clarion becoming a subsidiary of Hitachi, Xanavi Informatics Corporation (Xanavi,) a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Clarion. Hitachi believes that by promoting system development based on an integrated approach by Clarion and Xanavi, it can strengthen the basis of the Hitachi Group’s CIS business in platform software for products, in the development of technologies for the future and a stronger total supply chain from the procurement of materials through production, sales and services.

Through these reorganization moves, Hitachi, Clarion, Xanavi and HCX will work toward integrating their business plans and operating systems to accelerate management and ensure the effective utilization of resources. In fiscal 2005, Xanavi and Clarion reported net sales of 44.4 billion yen and 184.1 billion yen, respectively. In fiscal 2010, the Hitachi Group’s CIS business is targeting net sales of 290.0 billion yen on a consolidated basis. Based on the basic agreement signed between Hitachi and Clarion on October 11, 2006, Hitachi, Clarion and Xanavi will look into deepening cooperation and capturing even greater synergies in their operations in future business plans.

Clarion’s stock is currently listed on the first sections of the Tokyo Stock Exchange (TSE) and the Osaka Securities Exchange (OSE). However, because no upper limit has been set on the number of shares to be purchased, it is possible that Clarion will fall within the delisting standards of the TSE and the OSE following execution of the Tender Offer. Nevertheless, as there is no intention to delist Clarion’s stock through the Tender Offer, Hitachi will make its best effort in order to maintain listing of Clarion’s stock should this situation arise. Notwithstanding these efforts, if a delisting of Clarion’s stock becomes unavoidable, Hitachi and Clarion will discuss necessary measures to protect the interests of Clarion’s minority shareholders. The specific measures to be taken in these cases will be determined after, and based on the outcome of, the Tender Offer.

Clarion’s Board of Directors has expressed its approval of the Tender Offer.

2. Overview of Tender Offer

(1) Overview of subject company

1) Name	Clarion Co., Ltd.
2) Main businesses	Manufacture and sales of car audio systems, car navigation systems, in-vehicle computing systems, imaging equipment, bus systems and communications products, etc.
3) Established	December 18, 1940
4) Head office	5-35-2, Hakusan, Bunkyo-ku, Tokyo
5) President	Tatsuhiko Izumi
6) Paid-in capital	26,100 million yen
7) Shareholders (as of March 31, 2006)
	Hitachi, Ltd.	14.40%
	The Master Trust Bank of Japan, Ltd.	4.01%
	Japan Securities Finance Co., Ltd.	3.40%
	Japan Trustee Services Bank, Ltd.	2.93%
	Trust & Custody Services Bank, Ltd.	2.03%
8) Relationships with Hitachi, Ltd.
Capital	Hitachi owns 14.40% of Clarion’s issued shares.
Human Resources	One Hitachi employee serves as a director of Clarion.
Transactions	Hitachi sells components for car navigation systems, etc., to Clarion.

(2) Class of stock to be purchased	Common stock

(3) Tender Offer period

From October 25, 2006 (Wed.) through November 30, 2006 (Thu.) (37 days).

(4) Purchase price	230 yen per share

(5) Basis for calculating purchase price

The purchase price of 230 yen per share offered by Hitachi was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and a third-party evaluation of the estimated value of Clarion stock conducted by Nomura Securities Co., Ltd., and includes a premium of approximately 33% over the average share price of Clarion common stock traded on the First Section of the TSE for the three month period immediately preceding October 10, 2006.

(6) Number of shares to be purchased	100,666,000 shares

(Note 1)	Hitachi will purchase all tendered shares even if the total tendered shares exceed the planned number to be purchased.

(Note 2)	Hitachi will purchase all tendered shares even if the total tendered shares fall short of the planned number to be purchased.

(7) Change in Hitachi’s shareholding due to Tender Offer

Shareholding before the Tender Offer	40,707,000 shares (Shareholding: 14.40%)
Shareholding after the Tender Offer	141,373,000 shares (Shareholding: 50.0003%)

(Note 1)	The shareholding after the Tender Offer represents the number of shares if the planned number of shares is purchased.

(Note 2)	Because Hitachi intends to purchase all tendered shares except 292,148 shares of Clarion’s treasury stock (as of March 31, 2006) even if the total tendered shares exceed the planned number to be purchased, the maximum shareholding after the Tender Offer may be 99.90%.

(Note 3)	The calculation of shareholding is based on Clarion’s total number of issued shares, 282,744,185 shares, as of March 31, 2006.

(8) Notification date for start of Tender Offer	October 25, 2006 (Wed.)

(9) Tender Offer agent	Nomura Securities Co., Ltd.

(10) Funds required for Tender Offer	Approx. 23,153 million yen

(Note)	This represents the estimated amount required if Hitachi purchased the planned number of shares (100,666,000shares) at the planned purchase price of 230 yen. Because Hitachi intends to purchase all tendered shares even if the total tendered shares exceed the planned number to be purchased except 292,148 shares of Clarion’s treasury stocks (as of March 31, 2006), the maximum funds required could be approximately 55,601 million yen.

3. Agreement with Subject Company Regarding Tender Offer

The Board of Directors of Clarion has expressed its approval of the Tender Offer.

A memorandum of understanding has been entered into between Hitachi and Clarion with respect to the Tender Offer on October 11, 2006, the main details of which are as follows:

(1)	After the Tender Offer, subject to Clarion becoming a subsidiary of Hitachi, Xanavi, a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Clarion.

(2)	Clarion’s stock is currently listed on the first sections of the TSE and the OSE. However, because no upper limit has been set on the number of shares to be purchased, it is possible that Clarion will fall within the delisting standards of the TSE and the OSE following execution of the Tender Offer. Nevertheless, as there is no intention to delist Clarion’s stock through the Tender Offer, Hitachi will make its best effort in order to maintain listing of Clarion’s stock should this situation arise. Notwithstanding these efforts, if a delisting of Clarion’s stock becomes unavoidable, Hitachi and Clarion will discuss necessary measures to protect the interests of Clarion’s minority shareholders. The specific measures to be taken in these cases will be determined after, and based on the outcome of, the Tender Offer.

(3)	The name and brands of Clarion will be maintained in their current form even if Hitachi holds a majority of the total voting rights of shareholders of Clarion on or after the settlement date of the Tender Offer.

(4)	The board of directors of Clarion after the first general meeting of shareholders of Clarion after the date when Clarion comes to hold all of the issued shares in Xanavi will be made up of nine members; Hitachi shall designate five of the nine members, and Clarion shall designate four of the nine members. Members will be determined after, and based on the outcome of, the Tender Offer. Representative directors are to be appointed from the four members nominated by Clarion. Auditors are to be designated upon consultation between Hitachi and Clarion.

Clarion will appoint Mr. Tatsuhiko Izumi, Clarion’s current President, as a candidate of its representative director.

4. Outlook

Clarion is expected to become a consolidated subsidiary of Hitachi due to the Tender Offer. After the completion of the Tender Offer, Hitachi will, if necessary, make a further announcement regarding the impact of the Tender Offer on its operating results as soon as the information becomes available.

Hitachi also plans to determine the method for making Xanavi a wholly owned subsidiary of Clarion after, and based on the outcome of, the Tender Offer.

(Note) Except as otherwise indicated, all references as to date are to those in Japan.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 356,000 employees worldwide. Fiscal 2005 (ended March 31, 2006) consolidated sales totaled 9,464 billion yen ($80.9 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

-	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

-	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	increasing commoditization of information technology products, and intensifying price competition in the market for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

-	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

-	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

-	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

-	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

-	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

-	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

-	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

-	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

-	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

-	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

# # #

Public Notice of Commencement of Tender Offer

October 25, 2006
6-6, Marunouchi 1-chome, Chiyoda-ku
Tokyo, Japan
Kazuo Furukawa
President
Hitachi, Ltd.

Hitachi, Ltd. (the “Offeror”, “Hitachi” or the “Company”) hereby notifies the commencement of a tender offer pursuant to the Securities and Exchange Law of Japan (the “Law”) as follows:

1. Purpose of Tender Offer

In December 2000, Hitachi and Clarion Co., Ltd. (the “Subject Company” or “Clarion”) established a joint venture company, HCX Corporation (“HCX”), to develop Car Information Systems (“CIS”). Subsequently, in December 2004, Hitachi purchased Clarion shares to become Clarion’s largest shareholder. Then in April 2005, the two companies entered into an agreement to comprehensively strengthen cooperation in the CIS field. Based on this agreement, Hitachi and Clarion have been cooperating in technological development and materials procurement for navigation systems and other products and systems.

Hitachi is channeling resources into its automotive systems business, which includes CIS, to strengthen it as one of the core businesses of the Hitachi Group. Amid the ongoing technological race in the auto industry to develop next-generation vehicles that fuse the four essential automobile functions—driving, steering, braking and communicating—growth of CIS centered on navigation systems is seen by Hitachi as a vital element for development of the automotive systems business. Hitachi believes that it is necessary to strengthen the businesses relating to CIS, which will be a key component of the “communications” function of next-generation automobiles.

Hitachi has decided to conduct a tender offer for Clarion shares (the “Tender Offer”) to make it a member of the Hitachi Group with the view to further developing the CIS business by reinforcing ties with Clarion. This will be achieved by making even greater use of Clarion’s planning and development capabilities for in-vehicle entertainment systems such as audio-visual and navigation systems and devices, as well as its marketing capabilities that have been applied in the aftermarket and with automakers around the world, including Japan.

After the Tender Offer, subject to Clarion becoming a subsidiary of Hitachi, Xanavi Informatics Corporation (“Xanavi”), a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Clarion. Hitachi believes that by promoting system development based on an integrated approach by Clarion and Xanavi, it can strengthen the basis of the Hitachi Group’s CIS business in platform software for products, in the development of technologies for the future and a stronger total supply chain from the procurement of materials through production, sales and services.

Through these reorganization moves, Hitachi, Clarion, Xanavi and HCX will work toward integrating their business plans and operating systems to accelerate management and ensure the effective utilization of resources. In fiscal 2005, Xanavi and Clarion reported net sales of 44.4 billion yen and 184.1 billion yen, respectively. In fiscal 2010, the Hitachi Group’s CIS business is targeting net sales of 290.0 billion yen on a consolidated basis. Based on the basic agreement signed between Hitachi and Clarion on October 11, 2006, Hitachi, Clarion and Xanavi will look into deepening cooperation and capturing even greater synergies in their operations in future business plans.

Clarion’s stock is currently listed on the first sections of the Tokyo Stock Exchange (the “TSE”) and the Osaka Securities Exchange (the “OSE”). However, because no upper limit has been set on the number of shares to be purchased, it is possible that Clarion will fall within the delisting standards of the TSE and the OSE following execution of the Tender Offer. Nevertheless, as there is no intention to delist Clarion’s stock through the Tender Offer, Hitachi will make its best effort in order to maintain listing of Clarion’s stock should this situation arise. Notwithstanding these efforts, if a delisting of Clarion’s stock becomes unavoidable, Hitachi and Clarion will discuss necessary measures to protect the interests of Clarion’s minority shareholders. The specific measures to be taken in these cases will be determined after, and based on the outcome of, the Tender Offer.

Clarion’s Board of Directors has expressed its approval of the Tender Offer.

2. Overview of Tender Offer

(1) Name of subject company

        Clarion Co., Ltd.

(2) Class of stock to be purchased

        Common stock

(3) Tender Offer period

        From October 25, 2006 (Wed.) through November 30, 2006 (Thu.) (37 days)

(4) Purchase price

        230 yen per share

(5) Number of shares to be purchased

        100,666,000 shares

(Note 1)	The Offeror will purchase all of the tendered shares even if the total number of tendered shares exceeds the number of shares to be purchased.

(Note 2)	The Offeror will purchase all of the tendered shares even if the total number of tendered shares fall short of the number of shares to be purchased.

(6) Ownership percentage of shares to be purchased with voting rights to total number of issued shares with voting rights of Subject Company

35.64%

(Note 1)	The total number of voting rights of the shareholders of the Subject Company is the number of voting rights of all shareholders described in the Securities Report for the 66th business period filed on June 28, 2006 by the Subject Company (stated as 1,000 shares per unit). As shares less than one unit are also subject to the Tender Offer, in calculating the proportion presented above and the calculation in (7) and (8), the total number of voting rights of the shareholders of the Subject Company was calculated as 282,452 by adding in the number of voting rights represented by shares less than one unit (1,583, which is the number of voting rights represented by the 1,583,037 shares left after deducting the 148 shares of treasury stock that are less than one unit held by the Subject Company that the Offeror does not expect to acquire through the Tender Offer from the 1,583,185 shares less than one unit as described in the abovementioned Securities Report.

(Note 2)	The percentage above is rounded down to the nearest third decimal place. The below (7) and (8) are the same.

(7) Ownership percentage of shares, etc. held by Offeror, held by Special Related Parties as of the date of this Notice and sum of both ownership percentages

Offeror 14.41%         Special Related Parties 0.04%         Total 14.45%

(8) Ownership percentage of shares, etc. held by Offeror after the Tender Offer, and sum of such ownership percentage and the ownership percentage of shares, etc. held by Special Related Parties as of the date of this Notice

Offeror 50.05%         Total 50.09%

(Note)	The Offeror will purchase all of the tendered shares, etc. if the total number of shares, etc. exceeds the number of shares to be purchased for the Tender Offer. Therefore, the holding ratio of shares, etc. after the Tender Offer may be more than
50.05% and 50.09% above, respectively.

(9) Method and Place of Tendering Shares under the Tender Offer

1)	Tender Offer Agent

Nomura Securities Co., Ltd.

1-9-1, Nihombashi, Chuo-ku, Tokyo

2)	Tendering shareholders, etc. will be required to complete the prescribed “Form for Tender” and submit it together with the relevant share certificates to the head office or a Japanese branch office of the Tender Offer Agent by 3:30 p.m. of the last day of the Tender Offer period stated in (3) above (the “Tender Offer Period”). When tendering shares, tendering shareholders will also be required to produce their seals. Identification documents may also be required (see Note 1 below).

3)	Shareholders cannot tender their shares under this Tender Offer through securities companies other than the Tender Offer Agent.

4)	With respect to share certificates kept in custody by the Tender Offer Agent (or by Japan Securities Depositary Center, Incorporated (“JASDEC”) through the Tender Offer Agent), tendering shareholders will be able to tender simply by submitting the “Form for Tender”. If receipts have been issued with respect to the share certificates kept in custody, tendering shareholders will be required to submit such receipts.

5)	Shareholders (including corporate shareholders) who reside in foreign countries and do not hold a working account with the Tender Offer Agent (the “Foreign Shareholders”) must tender through their standing proxies residing in Japan.

6)	In the case of individual shareholders residing in Japan, the difference between the sale price of the share certificates purchased by the Offeror and the acquisition price is in principle subject to separate self-assessment taxation with respect to capital gains on the transfer of shares (see Note 2 below).

7)	When the Tender Offer Agent receives a tender from a tendering shareholder, it will deliver a “Receipt of Tender under the Tender Offer” to such tendering shareholder, etc.

8)	In the event that all or some of the tendered shares certificates are not purchased, those shares not purchased will be returned to the tendering shareholders, etc.; provided, however, that if the tendered share certificates include certificates representing shares less than one unit (1,000 shares), the name in which share certificates to be returned are registered may differ from the name in which the tendered share certificates were registered. Shareholders who wish share certificates for shares returned due to non-purchase to be registered under the same registration name as that of the tendered share certificates must tender only share certificates for units.

(Note 1) Identification Documents

Persons opening a new account with the Tender Offer Agent are required to present the following identification documents. Persons already holding an account may also be required to present identification documents. Please contact the Tender Offer Agent for details about identification documents.

Individual shareholders:

An original issued within the past six (6) months:

A copy of certificate of residence

Extract of certificate of residence

Seal registration certificate

An effective original:

Health insurance policy (various)

Driver’s license

Basic resident registration card (including name, address, and date of birth)

Welfare certificate (various)

Alien registration card

Passport

National pension certificate (issued on or before December 31, 1996)

*	Identification documents must be effective.

*	Identification documents must identify (i) their own expiry date and (ii) the name, address and date of birth as stated on the Form for Tender.

Corporate shareholders:

A certified copy of corporate registration, documents issued by governmental bodies Matters for identification: (i) name, (ii) address of the head office or principal business office

In addition to identification of the corporate shareholder itself, identification of its representative or agent and/or the person responsible for the transaction (the person responsible for executing agreements and the like) is required.

Foreign Shareholders:

In the case of foreign shareholders (other than residents of Japan) and corporate shareholders having their head office or principal business office in a foreign country, documents issued by a foreign government or competent international organization approved by the government of Japan or other similar documents that are equivalent to identification documents of residents of Japan.

(Note 2)     Separate self-assessment taxation with respect to capital gains on the transfer of shares (for individual shareholders)

Individual shareholders residing in Japan are in principle subject to separate self-assessment taxation with respect to the transfer of shares. Please consult with a tax accountant or other expert with respect to specific tax matters at your own discretion.

(10) Name of Securities Company to Settle the Tender Offer

Nomura Securities Co., Ltd.

1-9-1, Nihombashi, Chuo-ku, Tokyo

(11) Commencement Date of Settlement

December 7, 2006 (Thu.)

(12) Method and Place of Settlement

A notice of the Tender Offer, etc. will be mailed to the address of the tendering shareholders, etc. (or, in the case of Foreign Shareholders, to the addresses of their standing proxies) without delay after the expiration of the Tender Offer Period. The Tender Offer will be made in cash. The Tender Offer shall, upon the direction of the tendering shareholders, etc., remit the sale price for the purchased share certificates to the location designated by the tendering shareholder or pay it out at the head office or any Japanese branch of the Tender Offer Agent, promptly after the commencement date of settlement.

(13) Method of Return of Share Certificates, etc.

In the event that some or all of the tendered share certificates, etc. are not to be purchased as specified in the subsection entitled “1) Conditions Set Out in Article 27-13, Paragraph 4 of the Law” or “2) Existence and Details of Conditions of Withdrawal of Tender Offer and Method of Disclosure of Withdrawal” of the section entitled “14. Other Conditions and Methods of the Tender Offer, etc.”, the Tender Offer Agent will, upon direction of the tendering shareholder, etc., return the share certificates, etc. that must be returned immediately after the commencement date of settlement (or the date withdrawal, etc. takes place in the case of a withdrawal, etc. of the Tender Offer) (a) by delivering them to the tendering shareholders, etc. or mailing them to the address of the tendering shareholders (or, in the case of Foreign Shareholders, to the address of their standing proxies), or (b) by returning them to the same status they had at the time they were tendered, if they are share certificates, etc. that were held in custody by the Tender Offer Agent (or JASDEC through the Tender Offer Agent) at the time of tendering.

(14) Other Conditions and Methods of the Tender Offer, etc.

1)	Conditions Set Out in Article 27-13, Paragraph 4 of the Law

N/A. The Company will purchase all the tendered share certificates, etc.

2)	Existence and Details of Conditions of Withdrawal, etc. of the Tender Offer and Method of Disclosure of Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Paragraph 2, Items 2.1 through 2.8, Item 3 and Article 14, Paragraph 2, Items 3 through 6 of the Securities and Exchange Law Enforcement Order (the “Enforcement Order”), the Offeror may withdraw the Tender Offer.

Should the Offeror intend to withdraw the Tender Offer, it will give an electronic public notice, the effect of which it will then publish in The Nihon Keizai Shimbun; provided, however, that if it is problematic to give such notice by the last day of the Tender Offer Period, the Offeror will make a public announcement in the method pursuant to Article 20 of the Cabinet Ordinance concerning Disclosure of Tender Offer for Share Certificates, etc. (the “Cabinet Ordinance”), and give public notice immediately after.

3)	Matters Concerning Right of tendering shareholders, etc. to Cancel of Agreement

Tendering shareholders, etc. may cancel their agreement with respect to the Tender Offer at any time during the Tender Offer Period. The method of cancellation shall be as described in “(2) Method of Cancellation of Agreement” of “7. Method of Tendering Shares under the Tender Offer and Cancellation Thereof” above. The Offeror may not demand payment of compensation for damages or penalty charges from tendering shareholders in the event that the tendering shareholders, etc. cancel their agreements. Further, the costs required to return the share certificates, etc. held in custody will be borne by the Offeror.

4)	Method of Disclosure if the Conditions, etc. of Tender Offer are Changed

Should the Offeror wish to change the conditions or similar of the Tender Offer, it will give an electronic public notice of the details of the change, the effect of which it will then publish in The Nihon Keizai Shimbun; provided, however, that if it is problematic to give such notice by the last day of the Tender Offer Period, the Offeror will make a public announcement in the method pursuant to Article 20 of the Cabinet Ordinance, and give public notice immediately after. If changes are made to the conditions or similar of the Tender Offer, the Offeror will also purchase share certificates, etc. tendered prior to the date such notice is given in accordance with the changed conditions or similar of the Tender Offer.

5)	Method of Disclosure if Amendment Statement is Submitted

If the Offeror submits an Amendment Statement to the Director of the Kanto Local Financial Bureau, the Offeror will immediately make a public announcement of the contents thereof that are relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the Cabinet Ordinance. The Offeror will also immediately amend the explanatory document for the Tender Offer and provide the amended explanatory document to the tendering shareholders, etc. who had received the former explanatory document. If the amendments are made only to a limited extent, the Offeror may, instead of providing an amended explanatory document, prepare and deliver a document stating the reason for the amendments, the matters having been amended and the details thereof.

6)	Method of Disclosure of Results of Tender Offer

The results of the Tender Offer will be made public in accordance with Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Ordinance on the day following the last day of the Tender Offer Period.

3. Agreement with Subject Company Regarding Tender Offer

The Board of Directors of Subject Company has expressed its approval of the Tender Offer.

A memorandum of understanding has been entered into between Offeror and Subject Company with respect to the Tender Offer on October 11, 2006, the main details of which are as follows:

(1)	After the Tender Offer, subject to Subject Company becoming a subsidiary of Hitachi, Xanavi, a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Subject Company.

(2)	Subject Company’s stock is currently listed on the first sections of the TSE and the OSE. However, because no upper limit has been set on the number of shares to be purchased, it is possible that Subject Company will fall within the delisting standards of the TSE and the OSE following execution of the Tender Offer. Nevertheless, as there is no intention to delist Subject Company’s stock through the Tender Offer, Offeror will make its best effort in order to maintain listing of Subject Company’s stock should this situation arise. Notwithstanding these efforts, if a delisting of Subject Company’s stock becomes unavoidable, Offeror and Subject Company will discuss necessary measures to protect the interests of Subject Company’s minority shareholders. The specific measures to be taken in these cases will be determined after, and based on the outcome of, the Tender Offer.

(3)	The name and brands of Subject Company will be maintained in their current form even if Offeror hold a majority of the total voting rights of shareholders of Subject Company on or after the settlement date of the Tender Offer.

(4)	The board of directors of Subject Company after the first general meeting of shareholders of Subject Company after the date when Subject Company comes to hold all of the issued shares in Xanavi will be made up of nine members; Offeror shall designate five of the nine members, and Subject Company shall designate four of the nine members. Members will be determined after, and based on the outcome of, the Tender Offer. Representative directors are to be appointed from the four members nominated by Subject Company. Auditors are to be designated upon consultation between Offeror and Subject Company.

Subject Company will appoint Mr. Tatsuhiko Izumi, Subject Company’s current President, as a candidate of its representative director.

4. Locations Where Copy of Tender Offer Registration Statement Is Available

Hitachi, Ltd.

(6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange, Inc.

(2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo)

Osaka Securities Exchange Co., Ltd.

(8-16, Kitahama 1-chome, Chuo-ku, Osaka)

5. Offeror’s Corporate purpose, Business Overview and Amount of Capital

(1) Corporate purpose

The purpose of the Company shall be to carry on the following businesses:

1.	Manufacture and sale of electrical machinery and appliances.

2.	Manufacture and sale of industrial machinery and appliances.

3.	Manufacture and sale of rolling stock.

4.	Manufacture and sale of telecommunication and electronic machinery and appliances.

5.	Manufacture and sale of lighting and household machinery and appliances.

6.	Manufacture and sale of optical and medical machinery and instruments.

7.	Manufacture and sale of measuring and other general machinery and appliances.

8.	Manufacture and sale of materials related to the products mentioned in any of the foregoing items.

9.	Preparation and sale of software.

10.	Preparation and sale of images, software and data related to multimedia.

11.	Leasing and maintenance services of the products mentioned in any of the foregoing items.

12.	Supply of electricity.

13.	Telecommunication, information processing and information supply services, as well as broadcasting.

14.	Undertaking of commercial transactions and payment transactions by utilizing the Internet.

15.	Provision of results of research and development related to biotechnology.

16.	Consulting on any of the foregoing items.

17.	Licensing of industrial property rights and know-how.

18.	Undertaking of engineering related to any of the foregoing items.

19.	Design, supervision and undertaking of construction work.

20.	Money lending, factoring, debt guarantee and investment advisory business.

21.	Home health care service business, home health care support business and the operation of health care and nursing facilities under the Health Care Insurance Law.

22.	Any and all businesses related to the foregoing items.

(2) Business Overview

Hitachi Group (the Company, its consolidated subsidiaries and its equity method affiliates) conducts wide range of business activities from development through manufacturing, sales and services of products in Information & Telecommunication Systems segment, Electronic Devices segment, Power & Industrial Systems segment, Digital Media & Consumer Products segment, High Functional Materials & Components segment and Financial Services segment. The Company mainly conducts manufacturing, sales and services of products in Information & Telecommunication Systems segment, Power & Industrial Systems segment and Digital Media & Consumer Products segment.

(3) Amount of Capital (As of October 25, 2006)

Amount of Capital: 282,033,991,613 yen

(Note)	The abovementioned Amount of Capital excludes the amount of capital increased due to Right to Subscribe for New Shares exercised during the period from October 1, 2006 to the date of this Notice in accordance with “Law to Amend Part of the Commercial Code, etc. “ (Law No.128-2001).

Note: Except	as otherwise indicated, all references as to time and date in this Notice are to those in Japan.

(Summary Translation)

Explanatory Document for the Tender Offer

pursuant to Article 27-9 of the

Securities and Exchange Law of Japan

Hitachi, Ltd.

October, 2006

[Name of the Company]	Hitachi, Ltd.
[Address of the Company]	6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo
[Telephone Number]	03-3258-1111

Unless otherwise specified, all procedures relating to the Tender Offer are to be conducted entirely in Japanese. If any portion of the documentation relating to the Tender Offer is prepared in English and there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

The original Explanatory Document for the Tender Offer is available only in Japanese, the copy of which is available at the head office or any other Japanese branches of Nomura Securities Co., Ltd.

The Tender Offer is targeted at the common stock of Clarion, a company incorporated in Japan. The Tender Offer is to be conducted in compliance with the procedures and information disclosure standards prescribed in the Securities and Exchange Law of Japan. These procedures and standards are not necessarily the same as the procedures and information disclosure standards in the United States. In particular, Article 14(d) and the rules prescribed under Article 14 of the U.S. Securities and Exchange Act of 1934 do not apply to Tender Offer, and the Tender Offer does not conform to those procedures and standards. Not all financial information included in this Document are not conformity with the U.S. GAAP. Further, as the Offeror is a company incorporated outside the U.S. and most officers of the Offeror are residents outside the U.S., it may be impossible to exercise rights and claims that may be asserted under the securities-related laws of the U.S. There is also a chance that it may be difficult to institute proceedings in a court outside the U.S. against a company outside the U.S. or its officers based on a violation of the securities-related laws of the U.S. Additionally, there is no guarantee that it would be possible to make a company outside the U.S. and its subsidiary or affiliate subject to the jurisdiction of a U.S. court.

(Summary Translation)

CAUTIONARY STATEMENT

Certain statements found in this Document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this Document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological change, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	increasing commoditization of information technology products, and intensifying price competition in the markets for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

•	uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

•	general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, a return to stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•	uncertainty as to the results of litigation and legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this Document and in other materials published by Hitachi.

(Summary Translation)

CERTAIN DEFINED TERMS, CONVENTIONS

AND PRESENTATION OF INFORMATION

In this Document, the terms “Offeror” or “Company” mean Hitachi, Ltd.

In this Document, the terms “Subject Company” or “Clarion” mean Clarion Co., Ltd.

In cases where figures are rounded off or rounded down in this Document, numbers indicated as total amounts do not necessarily precisely correspond to the aggregate of the figures.

In this Document, the term “Law” means the Securities and Exchange Law (Law No. 25 of 1948).

In this Document, the term “Enforcement Order” means the Securities and Exchange Law Enforcement Order (Cabinet Order No. 321 of 1965).

In this Document, the term “Cabinet Ordinance” means the Cabinet Ordinance concerning Disclosure of a Tender Offer for Share Certificates, etc., by a Party other than the Issuing Company (Ministry of Finance Ordinance No. 38 of 1990).

Unless otherwise specified, numbers of days or dates and times described in this Document indicate numbers of days or dates and times in Japan.

(Summary Translation)

Part I. Terms and Conditions of Tender Offer

1. Name of the Subject Company

Clarion Co., Ltd.

2. Class of Stock to be Purchased

Common Stock

3. Purposes of Tender Offer

In December 2000, Hitachi and Clarion established a joint venture company, HCX Corporation (“HCX”), to develop Car Information Systems (“CIS”). Subsequently, in December 2004, Hitachi purchased Clarion shares to become Clarion’s largest shareholder. Then in April 2005, the two companies entered into an agreement to comprehensively strengthen cooperation in the CIS field. Based on this agreement, Hitachi and Clarion have been cooperating in technological development and materials procurement for navigation systems and other products and systems.

Hitachi is channeling resources into its automotive systems business, which includes CIS, to strengthen it as one of the core businesses of the Hitachi Group. Amid the ongoing technological race in the auto industry to develop next-generation vehicles that fuse the four essential automobile functions—driving, steering, braking and communicating—growth of CIS centered on navigation systems is seen by Hitachi as a vital element for development of the automotive systems business. Hitachi believes that it is necessary to strengthen the businesses relating to CIS, which will be a key component of the “communications” function of next-generation automobiles.

Hitachi has decided to conduct a tender offer for Clarion shares (the “Tender Offer”) to make it a member of the Hitachi Group with the view to further developing the CIS business by reinforcing ties with Clarion. This will be achieved by making even greater use of Clarion’s planning and development capabilities for in-vehicle entertainment systems such as audio-visual and navigation systems and devices, as well as its marketing capabilities that have been applied in the aftermarket and with automakers around the world, including Japan.

After the Tender Offer, subject to Clarion becoming a subsidiary of Hitachi, Xanavi Informatics Corporation (“Xanavi”), a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Clarion. Hitachi believes that by promoting system development based on an integrated approach by Clarion and Xanavi, it can strengthen the basis of the Hitachi Group’s CIS business in platform software for products, in the development of technologies for the future and a stronger total supply chain from the procurement of materials through production, sales and services.

Through these reorganization moves, Hitachi, Clarion, Xanavi and HCX will work toward integrating their business plans and operating systems to accelerate management and ensure the effective utilization of resources. In fiscal 2005, Xanavi and Clarion reported net sales of 44.4 billion yen and 184.1 billion yen, respectively. In fiscal 2010, the Hitachi Group’s CIS business is targeting net sales of 290.0 billion yen on a consolidated basis. Based on the basic agreement signed between Hitachi and Clarion on October 11, 2006, Hitachi, Clarion and Xanavi will look into deepening cooperation and capturing even greater synergies in their operations in future business plans.

Clarion’s stock is currently listed on the first sections of the Tokyo Stock Exchange (the “TSE”) and the Osaka Securities Exchange (the “OSE”). However, because no upper limit has been set on the number of shares to be purchased, it is possible that Clarion will fall within the delisting standards of the TSE and the OSE following execution of the Tender Offer. Nevertheless, as there is no intention to delist Clarion’s stock through the Tender Offer, Hitachi will make its best effort in order to maintain listing of Clarion’s stock should this situation arise. Notwithstanding these efforts, if a delisting of Clarion’s stock becomes unavoidable, Hitachi and Clarion will discuss necessary measures to protect the interests of Clarion’s minority shareholders. The specific measures to be taken in these cases will be determined after, and based on the outcome of, the Tender Offer.

Clarion’s Board of Directors has expressed its approval of the Tender Offer.

(Summary Translation)

4. Tender Offer Period, Purchase Price and Number of Shares to Be Purchased

(1) Tender Offer Period

Tender Offer Period	From October 25, 2006 (Wed.) through November 30, 2006 (Thu.) (37days)

Date of Public Notice	October 25, 2006 (Wed.)

Name of Newspapers in which Public Notice is to Posted

An electronic public notice will be made, the effect of which will then published in The Nihon Keizai Shimbun.

English translation of electronic public notice:

http://www.hitachi.com/New/cnews/061025.html

(2) Purchase Price of Tender Offer

Purchase Price	230 yen per share

Basis of Calculation	The purchase price of 230 yen per share offered by Hitachi was determined by comprehensively taking into consideration the market price of Clarion common stock, Clarion’s financial condition, future earnings prospects and a third-party evaluation of the estimated value of Clarion stock conducted by Nomura Securities Co., Ltd., and includes a premium of approximately 33% over the average share price of Clarion common stock traded on the First Section of the TSE for the three month period immediately preceding October 10, 2006.

(3) Number of Shares to Be Purchased

Class of Stock	Scheduled Number to be Purchased	Scheduled Number to be overpurchased	Total
Common Stock	100,666,000 shares	—	100,666,000 shares

(Note 1)	The Offeror will purchase all of the tendered shares even if the total number of tendered shares exceeds the number of shares to be purchased.

(Note 2)	The Offeror will purchase all of the tendered shares even if the total number of tendered shares fall short of the number of shares to be purchased.

(Note 3)	Shares less than one unit are also subject to the Tender Offer; provided that share certificates for shares less than one unit are required to be submitted in order to tender them. (If any shares less than one unit are held in custody by the Japan Securities Depositary Center, Incorporated (“JASDEC”) through the Tender Offer Agent, the tendering shareholders are not required to submit such share certificates.)

(Note 4)	The Company does not expect to acquire shares of treasury stock held by the Subject Company through the Tender Offer.

(Summary Translation)

5. Ownership Percentage of Shares after the Tender Offer

Description	Number of Voting Rights
Number of voting rights represented by stock to be purchased: (a)	100,666
Number of voting rights represented by stock held by the Offeror as of the Statement Submission Date: (b)	40,707
Number of voting rights represented by stock held by Special Related Parties as of the Statement Submission Date: (c)	106
Total number of voting rights of the shareholders of the Subject Company (as of March 31, 2006): (d)	280,869
Percentage of total number of voting rights of shareholders accounted for by number of voting rights represented by stock to be purchased: ((a)/(d)) (%)	35.64
Share holding ratio after the tender offer: (((a)+(b)+(c))/(d)) (%)	50.09

(Note 1)	The total number of voting rights of the shareholders of the Subject Company (d) is the number of voting rights of all shareholders described in the Securities Report for the 66th business period filed on June 28, 2006 by the Subject Company (stated as 1,000 shares per unit). As shares less than one unit are also subject to the Tender Offer, in calculating the “Percentage of total number of voting rights of shareholders accounted for by number of voting rights represented by stock to be purchased” and the “Share holding ratio after the tender offer”, the total number of voting rights of the shareholders of the Subject Company (d) was calculated as 282,452 by adding in the number of voting rights represented by shares less than one unit (1,583, which is the number of voting rights represented by the 1,583,037 shares left after deducting the 148 shares of treasury stock that are less than one unit held by the Subject Company that the Offeror does not expect to acquire through the Tender Offer from the 1,583,185 shares less than one unit as described in the abovementioned Securities Report).

(Note 2)	“Percentage of total number of voting rights of shareholders accounted for by number of voting rights represented by stock to be purchased” and “Share holding ratio after the tender offer” are rounded down to the nearest third decimal place.

(Note 3)	The Offeror will purchase all of the tendered share certificates, etc. if the total number of tendered share certificates, etc. exceeds the number of shares to be purchased. Therefore, “Share holding ratio after the tender offer” may be more than 50.09%.

(Summary Translation)

6. Licenses, Etc. Concerning Acquisition of Stock

(1) Class of Stock

Common Stock

(2) Governing Law

a.	U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976

The Offeror must file a notification concerning the combination of enterprises prior to acquiring the shares with the Antitrust Division of the Department of Justice or the Federal Trade Commission (collectively, the “Antitrust Division, etc.”) under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (as amended) (“U.S. Antitrust Act”). Unless the Antitrust Division, etc. takes measures to prohibit the acquisition of the shares during a certain waiting period (generally 15 days but it may be extended) from the date on which the notification is accepted, the Offeror may, in the context of the U.S. Antitrust Act, acquire the shares after the waiting period is over. The notification has been accepted prior to the submission date of this Document.

b.	Act against Restraints of Competition of Germany

The Offeror, in principle, must file a notification prior to acquiring the shares with the Federal Cartel Office under the Act against Restraints of Competition of Germany (as amended). Unless Federal Cartel Office takes measures to prohibit the acquisition of the shares during a certain waiting period (generally one month but it may be extended) from the date on which the notification is accepted, the Offeror may, in the context of the Act against Restraints of competition, acquire the shares after the waiting period is over under the Act against Restraints of Competition. The notification has been accepted prior to the submission date of this Document.

c.	Commercial Code of France

The Offeror, in principle, must file a notification prior to acquiring the shares with the Directorate General for Competition, Consumer Policy and Repression of Fraud (DGCCRF) of the Ministry of Economy, Finance and Industry of France (“Antitrust Authority”) under the Commercial Code of France (as amended). Unless the Antitrust Authority takes measures to prohibit the acquisition of the shares during a certain waiting period (generally five weeks but it may be extended) from the date on which the notification is accepted, the Offeror may, in the context of the Commercial Code of France, acquire the shares after the waiting period is over. The notification has been accepted prior to the submission date of this Document.

d.	The Swedish competition act (1993:20)

The Offeror, in principle, must file a notification prior to acquiring the shares with the Swedish Competition Authority under the Swedish competition act (1993:20) (as amended). Unless the Swedish Competition Authority takes measures to prohibit the acquisition of the shares during a certain waiting period (generally 25 business days but it may be extended) from the date on which the notification is accepted, the Offeror may, in the context of the Swedish competition act (1993:20) acquire the shares after the waiting period is over. The notification has been submitted prior to the submission date of this Document.

(Summary Translation)

e.	Federal Law of Economic Competition of Mexico

The Offeror, in principle, must file a notification prior to acquiring the shares with the Federal Competition Commission under the Federal Law of Economic Competition of Mexico (as amended) (“Federal Competition Law”). Unless the Federal Competition Commission takes measures to prohibit the acquisition of the shares during a certain waiting period (generally 35 business days but may be extended) from the date on which the notification is accepted, the Offeror may, in the context of the Federal Competition Law acquire the shares after the waiting period is over . The notification has been accepted prior to the submission date of this Document.

If any of the abovementioned waiting periods are still open or any measures under the U.S. Antitrust Act, the Act against Restraints of Competition of Germany, the Commercial Code of France, the Swedish Competition Act or the Federal Competition Law of Mexico are taken to prohibit or suspend the acquisition of the shares by the day prior to the expiry of the Tender Offer Period, the Tender Offer may be withdrawn as a case where matters under Article 14, Paragraph 1, Item 3 of the Enforcement Order as described in “Existence and Details of Conditions of Withdrawal of Tender Offer and Method of Disclosure of Withdrawal” described in “11. Other Conditions and Methods of Purchase” below arise.

(3) Dates and Numbers of Licenses

N/A

7. Method of Tendering Shares under the Tender Offer and Cancellation Thereof

(1) Method of Tendering Shares under the Tender Offer

a.	Tender Offer Agent

Nomura Securities Co., Ltd.
1-9-1, Nihombashi, Chuo-ku, Tokyo

b.	Tendering shareholders, etc. will be required to complete the prescribed “Form for Tender” and submit it together with the relevant share certificates to the head office or a Japanese branch office of the Tender Offer Agent by 3:30 p.m. of the last day of the purchase period (the “Tender Offer Period”). When tendering shares, tendering shareholders will also be required to produce their seals. Identification documents may also be required (see Note 1).

c.	Shareholders cannot tender their shares under this Tender Offer through securities companies other than the Tender Offer Agent.

d.	With respect to share certificates kept in custody by the Tender Offer Agent (or by JASDEC through the Tender Offer Agent), tendering shareholders will be able to tender simply by submitting the “Form for Tender”. If receipts have been issued with respect to the share certificates kept in custody, tendering shareholders will be required to submit such receipts.

e.	Shareholders (including corporate shareholders) who reside in foreign countries and do not hold a working account with the Tender Offer Agent (the “Foreign Shareholders”) must tender through their standing proxies residing in Japan.

(Summary Translation)

f.	In the case of individual shareholders residing in Japan, the difference between the sale price of the share certificates purchased by the Offeror and the acquisition price is in principle subject to separate self-assessment taxation with respect to capital gains on the transfer of shares (see Note 2 below).

g.	When the Tender Offer Agent receives a tender from a tendering shareholder, it will deliver a “Receipt of Tender Under the Tender Offer” to such tendering shareholder, etc..

h.	In the event that all or some of the tendered shares certificates are not purchased, those shares not purchased will be returned to the tendering shareholders, etc.. Provided, however, that if the tendered share certificates include certificates representing shares less than one unit (1,000 shares), the name in which share certificates to be returned are registered may differ from the name in which the tendered share certificates were registered. Shareholders who wish share certificates for shares returned due to non-purchase to be registered under the same registration name as that of the tendered share certificates must tender only share certificates, etc. for units.

(Note 1)

Identification Documents

Persons opening a new account with the Tender Offer Agent are required to present the following identification documents. Persons already holding an account may also be required to present identification documents. Please contact the Tender Offer Agent for details about identification documents.

Individual shareholders:

An original issued within the past six (6) months:

A copy of certificate of residence

Extract of certificate of residence

Seal registration certificate

An effective original:

Health insurance policy (various)

Driver’s license

Basic resident registration card (including name, address, and date of birth)

Welfare certificate (various)

Alien registration card

Passport

National pension certificate (issued on or before December 31, 1996)

*	Identification documents must be effective.

*	Identification documents must identify (i) their own expiry date and (ii) the name, address and date of birth as stated on the Form for Tender.

Corporate shareholders:

A certified copy of corporate registration, documents issued by governmental bodies

Matters for identification: (i) name, (ii) address of the head office or principal business office

In addition to identification of the corporate shareholder itself, identification of its representative or agent and/or the person responsible for the transaction (the person responsible for executing agreements and the like) is required.

Foreign Shareholders:

In the case of foreign shareholders (other than residents of Japan) and corporate shareholders having their head office or principal business office in a foreign country, documents issued by a foreign government or competent international organization approved by the government of Japan or other similar documents that are equivalent to identification documents of residents of Japan.

(Note 2)

Separate self-assessment taxation with respect to capital gains on the transfer of shares (for individual shareholders)

Individual shareholders residing in Japan are in principle subject to separate self-assessment taxation with respect to the transfer of shares. Please consult with a tax accountant or other expert with respect to specific tax matters at your own discretion.

(Summary Translation)

(2) Method of Cancellation of Agreement

Shareholders, etc. who tender their shares under the Tender Offer may, at any time during the Tender Offer Period, cancel their agreement with respect to the Tender Offer. Tendering shareholders, etc. who wish to cancel their agreement must deliver, or send by mail, a written notice stating that they cancel their agreement with respect to the Tender Offer (a “Cancellation Notice”) together with the Receipt of Tender Under the Tender Offer to the party designated below (head office or any Japanese branches thereof) by no later than 3:30 p.m. of the last day of the Tender Offer Period. Cancellation Notices sent by mail must arrive no later than 3:00 p.m. of the last day of the Tender Offer Period.

Party authorized to receive Cancellation Notices:

Nomura Securities Co., Ltd.

1-9-1, Nihombashi, Chuo-ku, Tokyo

(or any other Japanese branches of Nomura Securities Co., Ltd.)

(3) Method of Return of Share Certificates

In the event that shareholders who tender their shares under the Tender Offer give notice of cancellation of their agreement with respect to the Tender Offer in the manner described in “(2) Method of Cancellation of Agreement”, the tendered share certificates, etc will be returned in accordance with the method indicated in “(4) Method of Return of Share Certificates, Etc.” under “10. Method of Settlement” immediately following the completion of the cancellation procedures.

(4) Name and Location of the Head Office of Securities Company/Bank, etc. to Hold and Return Share Certificates

Nomura Securities Co., Ltd.

1-9-1, Nihombashi, Chuo-ku, Tokyo

8. Funds, Etc. Required for the Tender Offer, Etc.

(1) Funds, Etc. Required for the Tender Offer, Etc.

Aggregate amount of purchase price (yen): (a)	23,153,180,000 yen
Types of consideration other than cash:	—
Total amount of consideration other than cash:	—
Purchase Commission: (b)	450,000,000 yen
Other: (c)	20,000,000 yen

Total (a)+(b)+(c):	23,623,180,000 yen

(Note 1)	“Aggregate amount of purchase price” is the estimated amount of price when the Offeror purchases the number of shares to be purchased (100,666,000 shares) at the purchase price (230 yen per share). The purchase price for a purchase of 241,745,037 shares, which is the number of shares remaining of the total number of issued shares of the Subject Company as of March 31, 2006 (282,744,185 shares) after deducting the number of treasury stocks held by the Subject Company as of March 31, 2006 (292,148 shares) and the number of shares held by the Offeror as of the Statement Submission Date (40,707,000 shares), is a maximum of 55,601,358,510 yen. In this case, the total amount of the purchase price with abovementioned “Purchase Commission” and “Other” added will come to 56,071,358,510 yen.

(Note 2)	“Purchase Commission (b)” states the estimated amount of commission to be paid to the Tender Offer Agent.

(Note 3)	“Other (c)” states the estimated amount of expenses for printing the public notice of the Tender Offer in newspapers, explanatory document for the Tender Offer and other necessary documents, and other fees and expenses.

(Note 4)	In addition to the amounts above, there are overheads to be paid to the Tender Offer Agent and fees for legal counsel but these amounts are not yet determined.

(Note 5)	The above amounts are exclusive of consumption tax and other taxes.

(Summary Translation)

(2) Deposits or Borrowings, Etc. Available for Allocation to Funds Required for the Tender Offer, Etc.

(i)	Deposits as of one or two days preceding the registration date

Type of Deposit	Amount (thousand yen)
Negotiable Deposit	56,100,000

TOTAL	56,100,000

(ii)	Borrowings preceding the registration date

N/A

(iii)	Total of Deposits or Borrowings, Etc. Available for Allocation to Funds Required for the Tender Offer, Etc.

56,100,000 thousand yen

(3) Relationship, Etc. between the Offeror and the Company Issuing Securities as Consideration for the Purchase

N/A

9. Information on the Company Issuing Securities as Consideration for the Tender Offer, Etc.

N/A

10. Method of Settlement

(1) Name and Address of Head Office of Securities Company/Bank, Etc. to Settle the Tender Offer, Etc.

Nomura Securities Co., Ltd.

1-9-1, Nihombashi, Chuo-ku, Tokyo

(2) Commencement Date of Settlement

December 7, 2006 (Thu.)

(Summary Translation)

(3) Method of Settlement

A notice of the tender offer, etc. will be mailed to the address of the tendering shareholders, etc. (or, in the case of Foreign Shareholders, to the addresses of their standing proxies) without delay after the expiration of the Tender Offer Period. The tender offer will be made in cash. The Tender Offer Agent shall, upon the direction of the tendering shareholders, etc., remit the sale price for the purchased share certificates to the location designated by the tendering shareholder or pay it out at the head office or any Japanese branch of the Tender Offer Agent, promptly after the commencement date of settlement.

(4) Method of Return of Share Certificates, Etc.

In the event that some or all of the tendered share certificates, etc. are not to be purchased as specified in the subsection entitled “(1) Conditions Set Out in Article 27-13, Paragraph 4 of the Law” or “(2) Existence and Details of Conditions of Withdrawal of Tender Offer and Method of Disclosure of Withdrawal, Etc.” of the section entitled “11. Other Conditions and Methods of the Tender Offer, Etc.”, the Tender Offer Agent will, upon direction of the tendering shareholder, etc., return the share certificates, etc. that must be returned immediately after the commencement date of settlement (or the date withdrawal, etc. takes place in the case of a withdrawal, etc. of the Tender Offer) (a) by delivering them to the tendering shareholders, etc. or mailing them to the address of the tendering shareholders (or, in the case of Foreign Shareholders, to the address of their standing proxies), or (b) by returning them to the same status they had at the time they were tendered, if they are share certificates, etc. that were held in custody by the Tender Offer Agent (or JASDEC through the Tender Offer Agent) at the time of tendering.

11. Other Conditions and Methods of the Tender Offer, Etc.

(1) Conditions Set Out in Article 27-13, Paragraph 4 of the Law

N/A. The Company will purchase all the tendered share certificates, etc..

(2) Existence and Details of Conditions of Withdrawal, Etc. of the Tender Offer and Method of Disclosure of Withdrawal, Etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Paragraph 2, Items 2.1 through 2.8, Item 3 and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Offeror may withdraw the Tender Offer.

Should the Offeror intend to withdraw the Tender Offer, it will give an electronic public notice, the effect of which it will then publish in The Nihon Keizai Shimbun; provided, however, that if it is problematic to give such notice by the last day of the Tender Offer Period, the Offeror will make a public announcement in the method pursuant to Article 20 of the Cabinet Ordinance, and give public notice immediately after.

(Summary Translation)

(3) Matters Concerning Right of tendering shareholders, etc. to Cancel of Agreement

Tendering shareholders, etc. may cancel their agreement with respect to the Tender Offer at any time during the Tender Offer Period. The method of cancellation shall be as described in “(2) Method of Cancellation of Agreement” of “7. Method of Tendering Shares under the Tender Offer and Cancellation Thereof” above.

The Offeror may not demand payment of compensation for damages or penalty charges from tendering shareholders in the event that the tendering shareholders, etc. cancel their agreements. Further, the costs required to return the share certificates, etc. held in custody will be borne by the Offeror.

(4) Method of Disclosure if the Conditions, Etc. of Tender Offer are Changed

Should the Offeror wish to change the conditions or similar of the Tender Offer, it will give an electronic public notice of the details of the change, the effect of which it will then publish in The Nihon Keizai Shimbun; provided, however, that if it is problematic to give such notice by the last day of the Tender Offer Period, the Offeror will make a public announcement in the method pursuant to Article 20 of the Cabinet Ordinance, and give public notice immediately after. If changes are made to the conditions or similar of the Tender Offer, the Offeror will also purchase share certificates, etc. tendered prior to the date such notice is given in accordance with the changed conditions or similar of the Tender Offer.

(5) Method of Disclosure if Amendment Statement is Submitted

If the Offeror submits an Amendment Statement to the Director of the Kanto Local Financial Bureau, the Offeror will immediately make a public announcement of the contents thereof that are relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the Cabinet Ordinance. The Offeror will also immediately amend the explanatory document for the Tender Offer and provide the amended explanatory document to the tendering shareholders, etc. who had received the former explanatory document. If the amendments are made only to a limited extent, the Offeror may, instead of providing an amended explanatory document, prepare and deliver a document stating the reason for the amendments, the matters having been amended and the details thereof.

(6) Method of Disclosure of Results of Tender Offer

The results of the Tender Offer will be made public in accordance with Article 9-4 of the Enforcement Order and Article 30-2 of the Cabinet Ordinance on the day following the last day of the Tender Offer Period.

(Summary Translation)

Part II. Information on the Offeror

1. Outline of Offeror

(1) Corporate Purpose

The purpose of the Company shall be to carry on the following businesses:

1.	Manufacture and sale of electrical machinery and appliances.

2.	Manufacture and sale of industrial machinery and appliances.

3.	Manufacture and sale of rolling stock.

4.	Manufacture and sale of telecommunication and electronic machinery and appliances.

5.	Manufacture and sale of lighting and household machinery and appliances.

6.	Manufacture and sale of optical and medical machinery and instruments.

7.	Manufacture and sale of measuring and other general machinery and appliances.

8.	Manufacture and sale of materials related to the products mentioned in any of the foregoing items.

9.	Preparation and sale of software.

10.	Preparation and sale of images, software and data related to multimedia.

11.	Leasing and maintenance services of the products mentioned in any of the foregoing items.

12.	Supply of electricity.

13.	Telecommunication, information processing and information supply services, as well as broadcasting.

14.	Undertaking of commercial transactions and payment transactions by utilizing the Internet.

15.	Provision of results of research and development related to biotechnology.

16.	Consulting on any of the foregoing items.

17.	Licensing of industrial property rights and know-how.

18.	Undertaking of engineering related to any of the foregoing items.

19.	Design, supervision and undertaking of construction work.

20.	Money lending, factoring, debt guarantee and investment advisory business.

21.	Home health care service business, home health care support business and the operation of health care and nursing facilities under the Health Care Insurance Law.

22.	Any and all businesses related to the foregoing items.

(2) Business Overview

Hitachi Group (the Company, its consolidated subsidiaries and its equity method affiliates) conducts wide range of business activities from development through manufacturing, sales and services of products in Information & Telecommunication Systems segment, Electronic Devices segment, Power & Industrial Systems segment, Digital Media & Consumer Products segment, High Functional Materials & Components segment and Financial Services segment. The Company mainly conducts manufacturing, sales and services of products in Information & Telecommunication Systems segment, Power & Industrial Systems segment and Digital Media & Consumer Products segment.

(3) Amount of Capital and Total Number of Issued Shares of Offeror

(As of October 25, 2006)

Amount of Capital:	282,033,991,613 yen
Total Number of Issued Shares:	3,368,126,056 shares

(Note)	The abovementioned “Amount of Capital” and “Total Number of Issued Shares” excludes the amount of capital increased and number of shares issued due to Right to Subscribe for New Shares exercised during the period from October 1, 2006 to the submission date hereof in accordance with “Law to Amend Part of the Commercial Code, etc.” (Law No.128-2001).

(Summary Translation)

D. Major Shareholders

(As of March 31, 2006)

Name	Shareholder’s Equity in the Company
	Number of Shares Owned	Ownership
	Shares	%
NATS CUMCO	292,793,700	8.69
State Street Bank and Trust Company	202,063,693	6.00
The Master Trust Bank of Japan, Ltd.	189,443,000	5.62
Japan Trustee Services Bank, Ltd.	155,829,000	4.63
The Chase Manhattan Bank, N.A. London	106,973,180	3.18
Nippon Life Insurance Company	99,247,195	2.95
Hitachi Employees’ Shareholding Association	91,732,952	2.72
The Dai-Ichi Mutual Life Insurance Company	75,661,222	2.25
Trust & Custody Services Bank, Ltd.	58,446,000	1.74
Meiji Yasuda Life Insurance Company	49,044,818	1.46

(Note 1)	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

(Note 2)	The Company received a copy of a filing made to the Kanto Local Finance Bureau from Templeton Asset Management Ltd. The summery of the copy is as follows. This filing represents a report on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan.

Name of Reporting Person	Templeton Asset Management Ltd.
Date of Event Which Requires Reporting	September 30, 2005
Amount of Shares Beneficiary Owned by The Reporting Person	151,416,820 shares
Percentage to Total Shares Issued	4.50%

(Note 3)	The Company received copies of filings made to the Kanto Local Finance Bureau after April 1, 2006. The summery of these copies are as follows. These filings represent reports on beneficial ownership of more than 5% of total issued voting shares under the Securities and Exchange Law of Japan.

(i) Nomura Securities Co., Ltd.

Name of Reporting Person	Nomura Securities Co., Ltd.
Date of Event Which Requires Reporting	May 31, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	183,614,337 shares represented by 62,051,837 shares of common stock and share purchase warrants of 121,654,500 shares deducting 92,000 shares as credit trading
Percentage to Total Shares Issued	5.26%

(ii) Barclays Global Investors Japan Trust & Banking Co., Ltd.

Name of Reporting Person	Barclays Global Investors Japan Trust & Banking Co., Ltd.
Date of Event Which Requires Reporting	June 30, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	169,684,626 shares
Percentage to Total Shares Issued	5.04%

(iii) Barclays Global Investors Japan Trust & Banking Co., Ltd.

Name of Reporting Person	Barclays Global Investors Japan Trust & Banking Co., Ltd.
Date of Event Which Requires Reporting	September 30, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	116,505,409 shares
Percentage to Total Shares Issued	3.46%

(iv) Dodge & Cox

Name of Reporting Person	Dodge & Cox
Date of Event Which Requires Reporting	September 30, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	186,422,000 shares
Percentage to Total Shares Issued	5.53%

(v) Brandes Investment Partners, L.P.

Name of Reporting Person	Brandes Investment Partners, L.P.
Date of Event Which Requires Reporting	September 30, 2006
Amount of Shares Beneficiary Owned by The Reporting Person	295,518,982 shares
Percentage to Total Shares Issued	8.77%

2. Financial Statement

Financial Statement is included in the annual report on Form 20-F which have been submitted to the SEC.

(Summary Translation)

Part III. Status of Share Certificates, etc. Held and/or Traded

by Offeror and Special Related Parties

1. Status of Holdings of Stock as of Statement Submission Date

Number of Shares Held (shares)
Total Holdings of Stock by Offeror and Special Related Parties	40,813,000
Status of Holdings of Share Certificates, Etc. by Offeror	40,707,000
Status of Holdings of Share Certificates, Etc. by Special Related Parties (Total Special Related Parties)	106,000

2. Trading during 60-day Period preceding the Registration Date

N/A

3. Material Contract Regarding Stock Held by Offeror and Special Related Parties

N/A

4. Contract for Purchase of Subject Company’s Stock on or after the Statement Submission Date

N/A

(Summary Translation)

Part IV. Transactions between the Offeror and the Subject Company

1. Existence of Transactions between the Offeror and the Subject Company or its Directors and the Details of any such Transactions

(1) Transactions between the Offeror and the Subject Company

The Offeror has a transactional relationship with the Subject Company that involves the sale of products (component for car navigation systems, etc.) to the Subject Company.

The transactions between the Offeror and the Subject Company are as follows.

(million yen)

	135th business Period (April 1, 2003 to March 31, 2004)	136th business Period (April 1, 2004 to March 31, 2005)	137th business Period (April 1, 2005 to March 31, 2006)
Sales of Products to the Subject Company	228	276	271

(2) Transactions Between the Offeror and the Directors of the Subject Company

There are no material transactions between the Offeror and the directors of the Subject Company.

2. Existence of Agreements Between the Offeror and the Subject Company or its Directors and the Details of any such Agreements

The Board of Directors of Subject Company has expressed its approval of the Tender Offer.

A memorandum of understanding has been entered into between Offeror and Subject Company with respect to the Tender Offer on October 11, 2006, the main details of which are as follows:

(1)	After the Tender Offer, subject to Subject Company becoming a subsidiary of Hitachi, Xanavi, a wholly owned subsidiary of Hitachi, will be made a wholly owned subsidiary of Subject Company.

(2)	Subject Company’s stock is currently listed on the first sections of the TSE and the OSE. However, because no upper limit has been set on the number of shares to be purchased, it is possible that Subject Company will fall within the delisting standards of the TSE and the OSE following execution of the Tender Offer. Nevertheless, as there is no intention to delist Subject Company’s stock through the Tender Offer, Offeror will make its best effort in order to maintain listing of Subject Company’s stock should this situation arise. Notwithstanding these efforts, if a delisting of Subject Company’s stock becomes unavoidable, Offeror and Subject Company will discuss necessary measures to protect the interests of Subject Company’s minority shareholders. The specific measures to be taken in these cases will be determined after, and based on the outcome of, the Tender Offer.

(3)	The name and brands of Subject Company will be maintained in their current form even if Offeror hold a majority of the total voting rights of shareholders of Subject Company on or after the settlement date of the Tender Offer.

(4)	The board of directors of Subject Company after the first general meeting of shareholders of Subject Company after the date when Subject Company comes to hold all of the issued shares in Xanavi will be made up of nine members; Offeror shall designate five of the nine members, and Subject Company shall designate four of the nine members. Members will be determined after, and based on the outcome of, the Tender Offer. Representative directors are to be appointed from the four members nominated by Subject Company. Auditors are to be designated upon consultation between Offeror and Subject Company.

Subject Company will appoint Mr. Tatsuhiko Izumi, Subject Company’s current President, as a candidate of its representative director.

(Summary Translation)

PART V. Conditions of the Subject Company

1. Profit and Loss for the Past Three Years

(1) Profit and Loss

(million yen)

Fiscal year	64th business Period (from April 1, 2003 to March 31, 2004)	65th business Period (from April 1, 2004 to March 31, 2005)	66th business Period (from April 1, 2005 to March 31, 2006)
Net Sales	131,610	132,291	135,278
Sales Costs	110,680	110,957	115,554
Selling and General Expenses	14,228	16,505	17,274
Non-operating Profit	1,244	1,450	1,604
Non-operating Expenses	2,374	2,446	2,055
Net Profit	1,291	3,898	2,948

(Note 1)	Net sales amount does not include consumption tax, etc.

(Note 2)	The above information (including Note 1) is derived from the Subject Company’s Securities Reports (including Amended Securities Reports) filed on June 28, 2004, June 29, 2005 and June 28, 2006.

(2) Net Profit, Dividend and Net Asset Amount per Share

(yen)

Fiscal year	64th business Period (from April 1, 2003 to March 31, 2004)	65th business Period (from April 1, 2004 to March 31, 2005)	66th business Period (from April 1, 2005 to March 31, 2006)
Net Profit per Share	4.57	13.80	10.44
Dividend per Share	—	—	2
Net Asset Amount per Share	112.52	126.18	136.87

(Note)	The above information is derived from the Subject Company’s Securities Reports (including Amended Securities Reports) filed on June 28, 2004, June 29, 2005 and June 28, 2006.

2. Share Price

Names of Stock Exchange or Securities Dealers Association	Tokyo Stock Exchange First Section
Month	2006 Apr.	2006 May	2006 June	2006 July	2006 Aug.	2006 Sep.	2006 Oct.
High Share Price (yen)	260	239	195	190	195	191	230
Low Share Price (yen)	228	190	167	154	166	150	150

(Note)	High and low share prices for October 2006 represent the high and low share prices recorded up to October 24, 2006.

(Summary Translation)

3. Shareholders

(1) Ownership

(As of March 31, 2006)

Description	Status of Shares (1,000 Shares Constitute 1 Unit)								Shares Less than 1 Unit (Shares)
	National and Local Governments	Financial Institutions	Securities Companies	Other Entities	Foreign Entities, etc.	Individuals from Foreign Entities, etc.	Individuals or Others	Total
Number of Shareholders	0	59	84	251	94	12	26,921	27,409	—
Number of Shares Owned (unit)	0	59,909	17,840	50,347	29,091	34	123,974	281,161	1,583,185
Percentage of Number of Shares Owned (%)	0.00	21.31	6.35	17.91	10.35	0.01	44.09	100	—

(Note 1)	295 units of treasury stock are included in “Individuals or Others”, and 148 shares of treasury stock are included in “Shares Less than 1 Unit”. There are 295,148 shares of treasury stock recorded in the Register of Shareholders, but the number of shares actually held as of March 31, 2006 is 292,148 shares.

(Note 2)	303 units of shares in the name of JASDEC are included under “Other Entities” in the “Number of Shares Owned” column.

(Note 3)	The above information (including Notes 1 and 2) is derived from the Subject Company’s Securities Report filed on June 28, 2006.

(2) Major Shareholders and Number of Shares held by Directors

A. Major Shareholders

(As of March 31, 2006)

Name	Shareholder’s Equity in the Company
	Number of Shares Owned	Ownership
	Thousand shares	%
Hitachi, Ltd.	40,707	14.40
The Master Trust Bank of Japan, Ltd.	11,334	4.01
Japan Securities Finance Co., Ltd.	9,622	3.4
Japan Trustee Services Bank, Ltd.	8,274	2.93
Trust & Custody Services Bank, Ltd.	5,748	2.03
Resona Bank, Ltd.	4,169	1.47
Mizuho Corporate Bank, Ltd.	3,225	1.14
Mitsubishi UFJ Trust and Banking Corp.	2,637	0.93
BNP Paribas Securities (Japan) Ltd.	2,539	0.9
Northern Trust Company (AVFC) Account Non-Treaty (Standing Proxy: HSBC Tokyo Branch)	2,500	0.88

Total	90,755	32.1

(Note 1)	Number of shares held by each trust bank includes the number of shares in relation to its trust business.

(Note 2)	Although Morgan Stanley Japan Securities Co., Ltd. filed a report on major shareholdings with the Kanto Local Finance Bureau on April 13, 2006 (date of reporting obligation, March 31, 2006) stating that Morgan Stanley Japan Securities Co., Ltd. and another five companies jointly hold shares in the Subject Company, it is not included in the above “Major Shareholders” because the Subject Company was unable to confirm the actual shareholding status of Morgan Stanley Japan Securities Co., Ltd. as of March 31, 2006.

Detail of the abovementioned report on major shareholdings are as follows:

Name	Number of Shares Held (thousand shares)	Percentage of Number of Shares Owned from Total Shares Issued (%)
Morgan Stanley Japan Securities Junbi Co., Ltd. (*)	2,541	0.90
Morgan Stanley & Company Inc.	6,182	2.19
Morgan Stanley & Company International Ltd.	5,621	1.99
Morgan Stanley Capital (Luxembourg) SA	154	0.05
MSDW Equity Financing Services (Luxembourg) Sarl	26	0.01

Total	14,524	5.14

(*)	The business of Morgan Stanley Japan Ltd. was transferred to Morgan Stanley Japan Securities Junbi Co., Ltd. as of March 31, 2006, and Morgan Stanley Japan Securities Junbi Co., Ltd. changed its corporate name to Morgan Stanley Japan Securities Co., Ltd. as of April 1, 2006.

(Note 3)	The above information (including Notes 1 and 2) is derived from the Subject Company’s Securities Report filed on June 28, 2006.

(Summary Translation)

B. Directors and Officers

(As of June 28, 2006)

Name	Title, etc.	Number of Shares Held (thousand shares)	Percentage of Number of Shares Owned from Total Shares Issued (%)
Tatsuhiko Izumi	President Representative Director	91	0.03
Yutaka Wakamori	Director (concurrently serves as Chairman and President of Clarion (H.K.) Industries Co., Ltd.)	120	0.04
Tetsuro Yoshimine	Director	43	0.02
Yasuhiko Wada	Director	63	0.02
Shoichi Minagawa	Director (concurrently serves as President of HCX Corporation)	42	0.01
Ichiro Hondo	Director	0	0.00
Masayuki Kawahara	Standing Auditor	17	0.01
Katsutoshi Takizawa	Standing Auditor	15	0.01
Yasuhiro Sasai	Auditor	11	0.00
Shunjiro Karasawa	Auditor	11	0.00

Total	-	413	0.15

(Note 1)	Mr. Ichiro Hondo, a director, is an outside director under Article 2, Paragraph 15 of the Corporation Act.

(Note 2)	Mr. Yasuhiro Sasai, an auditor, and Mr. Shunjiro Karasawa, an auditor, are outside auditors under Article 2, Paragraph 16 of the Corporation Act.

(Note 3)	The term of office for directors of the Subject Company is one year, in order to clarify the management responsibilities of directors and to establish a flexible management framework that can appropriately correspond to changes in the management environment.

(Note 4)	The Subject Company has adopted a corporate officers system in order to promote speed and efficiency in the execution of the business. Corporate officers are Mr. Yutaka Wakamori (executive officer), Mr. Tetsuro Yoshimine (executive officer), Mr. Yasuhiko Wada (executive officer), Mr. Shoichi Minagawa (corporate officer), and the following seven persons appointed by the Board of Directors.

Executive Officer	Seishi Kasai
Executive Officer	Tsuneo Hayashi
Executive Officer	Hidetoshi Kawamoto
Officer	Toshiharu Osaka
Officer	Shiro Ohashi
Officer	Hiroyuki Nomura
Officer	Shoji Nakajima

(Note 5)	The above information (including Notes 1 through 4) is derived from the Subject Company’s Securities Report filed on June 28, 2006, except for the proportion of the number of shares owned from total shares issued.

(Note 6)	The above percentages for the number shares owned from total shares issued are rounded down to the nearest third decimal place.